UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

XM Satellite Radio Holdings Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

983759-10-1

(CUSIP Number)

John D. Hardy, Jr., Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071

(213) 430-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

American Honda Motor Co., Inc. (“American Honda”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
Item 2(d) ☐
Item 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

20,399,060
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

20,399,060
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,399,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%[1]
14	TYPE OF REPORTING PERSON

CO
[1]	Calculated based on a total number of outstanding shares of Class A Common Stock of 305,699,072, as reported by the Issuer in its Current Report on SEC Form 8-K dated November 30, 2006.

This Amendment No. 11 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Class A Common Stock of the Issuer filed by American Honda with the Securities and Exchange Commission on August 22, 2000, as amended prior hereto (as so amended, the “Initial Schedule 13D”). Capitalized terms used in this Amendment No. 11 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

As of January 26, 2007, pursuant to the obligation of American Honda under a forward sale agreement (the “Forward Sale Agreement”) dated May 2005 with Bank of America, N.A. (“Bank of America”), American Honda sold $33,249,084 in principal amount as of December 31, 2005 and through maturity of the 10% Convertible Notes (the “Hedged Notes”). The Hedged Notes were convertible into 10,455,687 shares of the Issuer’s Class A Common Stock. Under the terms of the Forward Sale Agreement, American Honda received from Bank of America, as payment for the Hedged Notes, a purchase price equal to $27 per share for each of the 10,455,687 shares of the Issuer’s Class A Common Stock underlying the Hedged Notes, or $282,303,549 in aggregate.

American Honda continues to hold approximately 20.4 million shares of the Issuer’s Class A Common Stock, approximately 6.7% of the outstanding Class A Common Stock of Issuer. Under long-term agreements, recently extended to 2016, American Honda factories install XM radios in numerous Honda and Acura models and integrates data services delivered over the XM Satellite Radio system.

Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported by American Honda in the Initial Schedule 13D.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated in its entirety as follows:

Set forth below are descriptions of certain material provisions of agreements American Honda has entered into with respect to securities of the Issuer. These summary descriptions are qualified in their entirety by reference to the full text of the agreements, which are incorporated herein by reference.

Note Purchase Agreement

American Honda and certain other investors entered into a Note Purchase Agreement dated December 21, 2002 with the Issuer and XM Satellite Radio Inc. (“XM” and together with the Issuer, the “Obligors”) pursuant to which the investors purchased $210 million aggregate initial value of the 10% Convertible Notes of the Obligors. The holders may opt to convert the accreted value of their 10% Convertible Notes, in whole or in part, at any time or from time to time, into Class A Common Stock at $3.18 per share of Class A Common Stock. However, no holder may opt to convert its notes without obtaining any required prior approval of the Federal Communications Commission.

Director Designation Agreement

American Honda and the Reporting Persons entered into an Amended and Restated Director Designation Agreement dated February 1, 2003 with the Issuer, as amended on September 9, 2003 and March 7, 2005, pursuant to which (i) the Issuer granted American Honda a designee to the board for such time as American Honda retains at least 50% of its investment in the Issuer as of the date of the agreement, (ii) the Issuer granted American Honda and the Reporting Persons approval rights with respect to two independent directors.

If elected to the board, the American Honda designee will be on any executive committee. Each party to the agreement agreed to vote its shares in favor of the other parties’ designees. The agreement terminates as to certain parties if the combined voting power of the parties exceeds 50%. The parties with the smallest number of shares as of the date of the original agreement are dropped from the agreement first, until the voting power of the remaining parties falls to 50% or less. Pursuant to this agreement, John W. Mendel, Senior Vice President, Automobile Operations of American Honda, has served on the Issuer’s board of directors since May 2005.

Forward Sale Agreement

American Honda entered into the Forward Sale Agreement on May 9, 2005. On January 26, 2007, there was an automatic exercise of the Forward Sale Agreement, in accordance with its terms, and the Hedged Notes were delivered to Bank of America or its designee and American Honda received $282,303,549 as payment for the Hedged Notes.

* * * * *

Other than the foregoing agreements and others described in filings made with the SEC by the Reporting Persons, there are no contracts, arrangements, understandings or relationships among American Honda, Honda Motor, or, to their best knowledge, any of the Reporting Persons, or any of their respective executive officers or directors, or between such persons and any person, with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2007

AMERICAN HONDA MOTOR CO., INC.

By:	/s/ Kohei Takeuchi
Kohei Takeuchi
Vice President Finance and Treasurer